[redacted]

08028829

UNITEDSTATES
'IESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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..NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC

SEC FILE NUMBER
8- 53317

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rutberg & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

351 California Street, Suite 1100
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bryan B. Rutberg 415-371-1186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1200	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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TABLE OF CONTENTS

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO

Report of Independent Auditors

To the Members:

We have audited the accompanying consolidated statements of financial condition of Rutberg & Company, LLC and Subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in members' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2007 and 2006 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rutberg & Company, LLC and Subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Rowbotham & Company LLP

San Francisco, California
February 27, 2008

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2483 EAST BAYSHORE ROAD, SUITE 202, PALO ALTO, CA 94303 TEL (650) 842 - 8496 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING @ ROWBOTHAM.COM

RUTBERG & COMPANY, LLC AND SUBSIDIARY

Oath of Corporate Officer
December 31, 2007

I affirm that to the best of my knowledge and belief the accompanying consolidated financial statements and supporting schedules are true and correct. I further affirm that neither the Company nor any member, proprietor, principal office or director has any proprietary interest in any account classified solely as that of a customer.

Bryan B. Rutberg
Rutberg & Company, LLC

RUTBERG & COMPANY, LLC AND SUBSIDIARY

Consolidated Statements of Financial Condition

As of December 31, 2007 and 2006

Assets

	2007	2006
Cash and cash equivalent	$1,612,918	$866,966
Accounts receivable, net	118,156	61,699
Prepaid expenses and other assets	16,352	22,142
Furniture and equipment, net	30,107	46,755
Total assets	$1,777,533	$997,562

Liabilities and Members' Equity

	2007	2006
Lines of credit	$ 7,999	$ 8,624
Accounts payable and accrued expenses	1,306,212	794,445
Capital lease obligations	9,488	15,103
Total liabilities	1,323,699	818,172
Members' equity	453,834	179,390
Total liabilities and members' equity	$1,777,533	$997,562

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Investment banking fees	$ 1,819,307	$3,699,359
Wireless conferences	2,612,363	2,081,610
Other	35,000	324,327
Information services	---	13,042
Interest income	32,876	38,318
Total revenues	4,499,546	6,156,656
Expenses:		
Compensation	3,971,184	4,357,260
Marketing and business development	1,733,250	1,037,291
Professional fees	112,092	452,569
Rent	166,670	100,032
Other operating expenses	409,806	350,208
Depreciation and amortization expense	23,748	27,634
Interest expense	1,552	21,411
Total expenses	6,418,302	6,346,405
Net loss before provision for income taxes	(1,918,756)	(189,749)
Provision for income taxes	6,800	12,590
Net loss	$(1,925,556)	$ (202,339)

The accompanying notes are an integral part of these consolidated financial statements.

RUTBERG & COMPANY, LLC AND SUBSIDIARY

Consolidated Statements of Changes in Members' Equity
For the Years Ended December 31, 2007 and 2006

	Class A		Class B		Class C		Class E		Accumulated	
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Deficit	Total
Balance at January 1, 2006	420,000	$262,500	9,259,861	$---	2,822,176	$1,273,273	---	---	$(1,115,957)	$ 419,816
Issuance of Class C units	---	---	---	---	9,000	19,980	---	---	---	19,980
Distributions to Class C members	---	---	---	---	---	(58,067)	---	---	---	(58,067)
Net loss	---	---	---	---	---	---	---	---	(202,339)	(202,339)
Balance at December 31, 2006	420,000	262,500	9,259,861	---	2,831,176	1,235,186	---	---	(1,318,296)	179,390
Issuance of Class E units	---	---	---	---	---	---	1,939,650	2,200,000	---	2,200,000
Net loss	---	---	---	---	---	---	---	---	(1,925,556)	(1,925,556)
Balance at December 31, 2007	420,000	$262,500	9,259,861	$---	2,831,176	$1,235,186	1,939,650	$2,200,000	$(3,243,852)	$ 453,834

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net loss	$(1,925,556)	$(202,339)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	23,748	27,634
Reserve for doubtful accounts	35,000	---
Change in operating assets and liabilities:		
Accounts receivable	(91,457)	60,769
Prepaid expenses and other assets	5,790	(6,188)
Accounts payable and accrued expenses	511,767	734,099
Deferred revenue	---	(13,042)
Net cash provided by (used in) operating activities	(1,440,708)	600,933
Cash flow from investing activities:		
Purchase of furniture and equipment	(7,100)	(35,704)
Net cash used in investing activities	(7,100)	(35,704)
Cash flows from financing activities:		
Proceeds from issuance of Class C units	---	19,980
Proceeds from issuance of Class E units	2,200,000	---
Distributions to Class C members	---	(58,067)
Loan from member	---	(100,000)
Repayment of capital lease obligations	(5,615)	(8,479)
Repayment of line of credit, net	(625)	(2,559)
Net cash provided by (used in) financing activities	2,193,760	(149,125)
Net increase in cash	745,952	416,104
Cash and cash equivalents at the beginning of the year	866,966	450,862
Cash and cash equivalents at the end of the year	$ 1,612,918	$ 866,966

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006

1. **Summary of Significant Accounting Policies**

General - Rutberg & Company, LLC and the Subsidiary (the "Company") consists of Rutberg & Company, LLC ("Rutberg") and its wholly-owned subsidiary, Rutberg Information Services, LLC ("RIS"). Both entities are Delaware limited liability companies and shall continue indefinitely. On September 21, 2001, the National Association of Securities Dealers, Inc. approved Rutberg's membership. Rutberg is a research-driven investment company focused primarily on raising private equity capital for and providing merger-and-acquisition services to leading emerging growth companies. Rutberg is currently focused on the wireless technology sector. RIS provides information on companies in the wireless technology sector on a contracted basis.

Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation - The consolidated financial statements include the financial statements of Rutberg and RIS. All significant transactions and balances between the Rutberg and RIS have been eliminated in consolidation.

Uses of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments - The carrying amounts of assets and liabilities, excluding capital lease obligations and loan from member, approximate fair value due to the short maturities of these instruments. The carrying fair value capital lease obligations and loan from member approximate fair value, as interest is tied to or approximates market rate.

Accounts Receivable - The Company provides its services to customers on an open credit basis. The Company's accounts receivable are due from customers and are generally uncollateralized. The Company uses the reserve for bad debts method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivable. The balance of the reserve for doubtful accounts, deducted against accounts receivable to properly reflect the realizable value is $35,000. Bad debt expense totaled $108,356 and $17,139 for the years ended December 31, 2007 and 2006.

Cash and Cash Equivalent - For purposes of reporting cash flows, the Company considers all short-term, interest-bearing deposits with original matures of three months or less to be cash equivalents.

Concentration of Credit Risk - Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and accounts receivable.

The Company's credit risk is managed by investing its cash in high-quality money market instruments. At times, cash and cash equivalents may be in excess of federally insured limits.

The receivables credit risk is controlled through credit approvals, credit limits, monitoring procedures, and establishment of a reserve for doubtful accounts if and when needed.

The Company had four customers that comprise 29%, 24%, 15% and 14% of total accounts receivable at December 31, 2007.

The Company had three customers that comprise 43%, 28%, and 11% of total accounts receivable at December 31, 2006.

The Company had one customer that comprised 14% of total revenues for the year ended December 31, 2007.

The Company had three customers that comprise 13%, 10%, and 8% of total revenues for the year ended December 31, 2006.

Furniture and Equipment - Furniture and equipment are stated at cost less accumulated depreciation and amortization and are depreciated or amortized over their estimated useful lives of the related assets using the declining balance and straight-line methods over 3 years. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in other income and expense. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-lived Assets - The Company evaluates its long-lived assets for indications of possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the future net undiscounted cash flows, which the assets are expected to generate. Should an impairment exist, the impairment would be measured by the amount by which the carrying amount of the assets exceeds the projected discounted future cash flows arising from the asset. There have been no such impairments of long-lived assets through December 31, 2007.

Revenue Recognition - The Company's revenues for investment banking fees and wireless conferences are recognized when earned. Subscription revenue related to information services is recognized ratably over the contractual period. Payments for information services are generally made in advance and are non-refundable. Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

Expense Recognition - The Company's expenses are charged to expense as incurred.

Income Taxes - Rutberg and RIS file a combined federal and state income tax returns. Rutberg and RIS are treated as a partnership for federal and state income tax purposes. Consequently, no provision has been made for federal or state income taxes, since these taxes are the responsibility of the member. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenues.

Comprehensive Loss - For all periods presented, there were no differences between net loss and comprehensive loss.

Stock-Based Compensation - Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), "Share-Based Payment". SFAS No. 123(R) replaces SFAS No. 123 and superseded APB No. 25 and related interpretations. Under SFAS No. 123(R), the Company must measure the fair value of all stock-based awards to employees, including stock options, on the date of grant and amortize the fair value of these awards to compensation expense over the service period. The Company elected the prospective application method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS No. 123(R) apply to new awards and to awards outstanding as of the effective date that are substantially modified. For stock-based awards granted on or after January 1, 2006, the Company will recognize stock-based compensation expense on the straight-line basis over the requisite service period, which is generally the vesting period. Prior to the adoption of SFAS No. 123(R), the Company applied the minimum value method to the value of the stock-based awards in accordance with SFAS No. 123. Under the prospective application method prescribed in SFAS No. 123(R), estimated compensation expense for stock-based awards that were valued using the minimum value method and were outstanding and unvested as of January 1, 2006 should not be recognized as compensation expense. The Company will continue to report these amounts under the disclosure-only provisions of SFAS No. 123.

Had compensation cost for the Company's stock option plan been determined based on the fair market value at the grant dates for stock options granted consistent with the provision of SFAS 123, the expense for the years ended December 31, 2005, net of the related tax effect, would not have been material.

The adoption of SFAS No. 123(R) did not have a material effect on our financial position and results from operations.

2. Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2007 and 2006:

	2007	2006
Furniture	$ 55,729	$ 55,729
Computer software	6,147	6,147
Equipment	29,046	21,946
Equipment under capital leases	30,056	30,056
Total furniture and equipment	120,978	113,878
Less accumulated depreciation	(63,118)	(49,389)
Less accumulated amortization on equipment under capital lease	(27,753)	(17,734)
	$ 30,107	$ 46,755

Depreciation and amortization expense was $23,748 and $27,634 for the years ended December 31, 2007 and 2006.

3. Lines of Credit

The Company has a $10,000 revolving line of credit, credit card, with a company. The $10,000 revolving line of credit is unsecured. Interest of 26.99% is charged on balances carried into the next billing cycle. The Company's balance due of $7,999 at December 31, 2007 consists of charges subject to interest.

Interest expense was $540 and $2,054 for the years ended December 31, 2007 and 2006.

4. Capital Lease Obligation

The Company leases computers under capital leases expiring at various dates through May 2009. The future minimum lease payments, as of December 31, 2007, are as follows:

Year ending December 31,:	
2008	$ 8,221
2009	2,432
Total minimum lease payments	10,653
Less amounts representing interest	(1,165)
Present value of future minimum lease payments	$ 9,488

Interest expense on capital leases was $1,012 and $3,628 for the years ended December 31, 2007 and 2006.

5. Lease Commitments

Rutberg leases office space in San Francisco, California where the lease began in November 2005 and ends in December 2008. Rent expense was $166,670 and $100,032 for the years ended December 31, 2007 and 2006:

At December 31, 2007, total future minimum lease payments are as follows:

Year ending December 31:	
2008	$107,940

6. Loan From Member

The Company's managing member loaned the Company $100,000 in July 2004. The demand note carries an interest rate of 10% per annum, payable monthly. The demand note was repaid in September 2006. Interest expense was none and $7,500 for the years ended December 31, 2007 and 2006.

7. Members' Capital

The ownership of the Company is comprised of five member classes. Class A, Class C, and Class E units may be issued solely for cash or other property. Class B units are issued solely as a future profits interest in exchange for past or future services to the Company. Class D units are option units issued subject to the Company's option plan. The maximum number of units in aggregate that may be issued is 100,000,000.

Class A, Class C, and Class E units have a priority profits return.

The Class B units vest over a period of time, generally four or five years. At December 31, 2007 there were 8,526,316 vested Class B units.

In February 2004, the Company issued 640,000 Class C units with 400,000 warrants attached for $400,000. The warrants entitle the holders to preferential distribution up to the amount of their investment. Payment amounts constitute 20% of revenue for any month the Company's net income exceeds $50,000. Additionally, the warrants are converted to equity shares equal to 85% of the value of the warrant holders' purchase price with increases in the percent convertible based on certain benchmarks. Upon exercise of warrants, the Class C units will be subject to repurchase by the Company at $.001 per unit. At December 31, 2004, the warrants' conversion ratio was 125% of the original investment because of failure to achieve stated benchmarks that resulted in 500,000 warrants outstanding. The final benchmark required the Company to have distributed to the investors 100% of their initial investment by August 2005. This milestone was not met and the conversion rate increased an additional 20% to 145% of the initial investment resulting in 580,000 warrants outstanding at December 31, 2007 and 2006. During the year ended December 31, 2005, $340,000 of the initial investment was distributed and during the year ended December 31, 2004, $60,000 of the initial investment was distributed. A total of $400,000 of preferential distributions have been made, which equals the amount of the original investment.

In February 2006, the Company issued 9,000 Class C units for $19,980 to new investors.

In March 2007, the Company issued 1,939,650 Class E units for $2,200,000 to new investors.

Under the provisions of the 2001 Option Plans, options for the purchase of Class D units have been granted. The options are exercisable 1/4 one year after grant date and 1/36 each month thereafter. The options expire on April 17, 2011.

A summary of all 2001 Option Plan transactions is as follows:

	Reserved	Available For Grant	Options Outstanding	Weighted - Average Exercise Price Share
Balance, January 1, 2006	284,450	2,215,550	284,450	$0.26
Granted	---	---	---	---
Exercised	---	---	---	---
Forfeited	---	---	---	---
Balance, December 31, 2006	284,450	2,215,550	284,450	0.26
Granted	---	---	---	---
Exercised	---	---	---	---
Forfeited	---	---	---	---
Balance, December 31, 2007	284,450	2,215,550	284,450	$0.26

Options exercisable at December 31, 2007 and 2006 totaled 284,450 and 250,838. The weighted-average exercise price for options that are exercisable at December 31, 2007 and 2006 was $0.26 and $0.23.

A summary of options outstanding at December 31, 2007 is as follows:

Exercise Price	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Number of Shares Exercisable
$.05	150,000	3.33	150,000
$.50	134,450	3.33	134,450
	284,450	3.33	284,450

The total intrinsic value of options outstanding and exercisable as of December 31, 2007 was $280,838. The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company's assessed unit price of $1.25 per share as of December 31, 2007, which would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on the fair market value of the Company's units.

A summary of the status of the Company's non-vested options as of December 31, 2007, and changes during the year ended December 31, 2007, is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Non-vested options :		
Balance at January 1, 2007	33,612	$0.00
Vested	(33,612)	0.00
Balance at December 31, 2007	---	$0.00

The Company did not realize any tax benefits from tax deductions of share-based payment arrangements during the years ended December 31, 2007 and 2006.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital of $289,219 and $35,264. Net capital as of December 31, 2007 is $200,972 more than its required net capital. Net capital at December 31, 2006 is $19,281 less than its required net capital. At December 31, 2007 and 2006, the Company's ratio of aggregated indebtedness to net capital was 4.58 to 1, which is less than the allowable amount of 15 to 1. At December 31, 2006 the Company's ratio of aggregated indebtedness to net capital was 23.20 to 1, which exceeds the allowable amount of 15 to 1.

9. Subsequent Event

Effective January 1, 2008, the Company reorganized itself into the following entities:

- Rutberg Holdings, LLC - The parent company that owns Rutberg & Company, LLC, Rutberg Media, LLC, and Rutberg Asset Management, LLC.
- Rutberg & Company, LLC - A wholly-owned subsidiary of Rutberg Holdings, LLC and an investment bank focused on providing merger-and-acquisition advisory services and raising capital for emerging growth companies.
- Rutberg Media, LLC - A wholly-owned subsidiary of Rutberg Holdings, LLC and a company that develops and produces conferences and events.
- Rutberg Asset Management, LLC - A wholly-owned subsidiary of Rutberg Holdings, LLC and a company that will manage venture capital funds in the future.

The following statement of financial condition is as of January 1, 2008 and gives effective to above reorganization:

	Rutberg Holdings, LLC	Rutberg & Company LLC	Rutberg Media, LLC	Rutberg Asset Management, LLC	Eliminations	Total
Assets						
Cash and cash equivalent	$ ---	$720,000	$892,918	$---	$ ---	$1,612,918
Accounts receivable, net	---	118,156	---	---	---	118,156
Prepaid expenses and other assets	16,352	---	---	---	---	16,352
Furniture and equipment, net	30,107	---	---	---	---	30,107
Investment in Rutberg Investment Banking, LLC	355,923	---	---	---	(355,923)	---
Investment in Rutberg Media, LLC	51,452	---	---	---	(51,452)	---
Investment in Rutberg Asset management, LLC	---	---	---	---	---	---
Total assets	$453,834	$838,156	$892,918	$---	$(407,375)	$1,777,533

	Rutberg Holdings, LLC	Rutberg & Company LLC	Rutberg Media, LLC	Rutberg Asset Management, LLC	Eliminations	Total
Liabilities and Members' Equity						
Lines of credit	$ ---	$ 7,999	$ ---	$---	$ ---	$ 7,999
Accounts payable and accrued expenses	---	464,746	841,466	---	---	1,306,212
Capital lease obligation	---	9,488	---	---	---	9,488
Total liabilities	---	482,233	841,466	---	---	1,323,699
Members' equity	453,834	355,923	51,452	---	(407,375)	453,834
Total liabilities and members' equity	$453,834	$838,156	$892,918	$---	$(407,375)	$1,777,533

Supplementary Information

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO

Report of Independent Auditors on Supplementary Information

To the Members:

We have audited the accompanying consolidated financial statements of Rutberg & Company, LLC and Subsidiary as of and for the year ended December 31, 2007, and have issued our report thereon dated February 27, 2008. Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information contained in the following pages are presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information contained in the following page has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic consolidated financial statements taken as a whole.

Rowbotham & Company LLP

San Francisco, California
February 27, 2008

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2483 EAST BAYSHORE ROAD, SUITE 202, PALO ALTO, CA 94303 TEL (650) 842 - 8496 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING @ ROWBOTHAM.COM
Member of the AICPA and PCAOB

RUTBERG & COMPANY, LLC AND SUBSIDIARY

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2007

Net Capital

Total members' equity from consolidated statement of financial condition	$453,834
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition:	
Accounts receivable	(118,156)
Prepaid expenses and other assets	(16,352)
Furniture and fixtures, net	(30,107)
Net capital before haircuts on securities position	289,219
Haircuts on securities	---
Net capital	$289,219
Minimum net capital required (6-2/3% of total aggregated indebtedness)	$88,247
Minimum dollar net capital required	$5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$88,247
Excess net capital	$200,972
Excess capital at 1000%	$156,849

Aggregate Indebtedness

Total liabilities from consolidated statement of financial condition	$1,323,699
Less non-aggregate indebtedness	---
Total aggregated indebtedness	$1,323,699
Ratio: Aggregated indebtedness to net capital	4.58 to 1

RUTBERG & COMPANY, LLC AND SUBSIDIARY

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2007

The Company is in compliance with provisions of Rule 15c3-3(b), 15c3-3(c), and 15c3-3(d) at December 31, 2007.

RUTBERG & COMPANY, LLC AND SUBSIDIARY

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission

As of December 31, 2007

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the consolidated financial statements:

Net capital as reported by the Company in Part IIA	$328,499
Differences:	
Audit adjustments to correct cash and cash equivalent	10,773
Audit adjustments to correct accounts payable	(43,913)
Audit adjustment to record provision for income taxes	(6,800)
Audit adjustments to correct members' equity	660
Net capital as reported in the financial statements	$289,219

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO

INDEPENDENT MEMBER OF
POLARIS™
INTERNATIONAL

Report of Independent Auditors on Internal Control

To the Members:

In planning and performing our audit of the consolidated financial statements and supplementary schedules of Rutberg & Company, LLC and Subsidiary (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our audit procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2483 EAST BAYSHORE ROAD, SUITE 202, PALO ALTO, CA 94303 TEL (650) 842 - 8496 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING @ ROWBOTHAM.COM
Member of the AICPA and PCAOB

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal controls that we considered to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the consolidated financial statements of Rutberg & Company, LLC and Subsidiary as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 27, 2008.

> We noted material adjustments at year ended that cause us to believe that the Company is in need of a controller to be responsible for all the day-to-day accounting, including reviewing of account reconciliations, supervising accounting clerical personnel, and preparing monthly financial statements that are not materially misstated.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 27, 2008

OATH OR AFFIRMATION

I, Bryan B. Rutberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rutberg & Company, LLC and Subsidiary, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Member

Title

Notary Public

M. CAMPBELL
COMM. #1566817
NOTARY PUBLIC-CALIFORNIA
SAN MATEO COUNTY
My Commission Expires April 7, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

END